PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. To Present at the Canaccord Adams
Healthy Living Conference on September 23, 2009

Laval, Québec, CANADA – September 23, 2009 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) will be presenting at the Canaccord Adams Healthy Living Conference to be held at the Renaissance Waterfront Hotel in Boston. Dr. Tina Sampalis, Chief Scientific Officer, will present on Wednesday, September 23, 2009 at 11:25 a.m. ET.

A live audio webcast will be available today at 11:25 am over the Internet at
http://www.canaccordadams.com/aboutus/events.htm
and will also be available for replay at
http://www.neptunebiotech.com
until October 15, 2009

About Neptune Technologies & Bioressources Inc.

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical and pharmaceutical applications and is carrying out clinical research to show the therapeutic benefits of its products in various medical indications. The Company patents and protects its innovations and is continuously expanding its intellectual property portfolio. Neptune has already obtained many regulatory approvals allowing commercialization of its products in various geographic markets and has filed for and is expecting additional approvals. The Company expects to launch its first functional food product in early 2009 with its partners Marine Life Science and Weider Global Nutrition.

NASDAQ does not accept responsibility for the adequacy or accuracy of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Neptune Technologies & Bioressources Inc.
André Godin
Vice President, Administration and Finance
(450) 687-2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.